

July 29, 2013

Via E-mail
John J. Bulfin, Esq.
The Geo Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, Florida 33487-8242

> **Re:** **The Geo Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 16, 2013**
> **File No. 333-188958**
>
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-14260**

Dear Mr. Bulfin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-4

Summary Historical Financial and Other Data, page 11

1. We have considered your response to comment 9 and reviewed your revised disclosures. We are unclear how your revised disclosure addresses our comment as it relates to Adjusted EBITDA. With regard to Normalized FFO and Adjusted FFO, you state that your adjustments do not reflect a necessary component of your operational performance and are not indicative of your core operating performance. Please further revise your disclosures to describe each adjustment to Adjusted EBITDA, Normalized

FFO, and Adjusted FFO and how the nature of each adjustment does not represent a necessary component of your operational performance and are not indicative of your core operating performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Jose Gordo, Esq.
        Stephen K. Roddenberry, Esq.
        Akerman Senterfitt